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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Conseco Equity Sales Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
MAY 22 2003
THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

CONSECO EQUITY SALES, INC.

Financial Statements and Schedules

for the year ended December 31, 2002

CONSECO EQUITY SALES, INC.

Table of Contents

for the year ended December 31, 2002



PricewaterhouseCoopers LLP
300 North Meridian
Suite 1700
Indianapolis IN 46204
Telephone (317) 453-4100

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Conseco Equity Sales, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, changes in stockholder's equity and cash flows present fairly in all material respects, the financial position of Conseco Equity Sales, Inc. (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, the Company's parent has filed a petition for reorganization under the Federal Bankruptcy Code. The Company is a separate legal entity and is not included in the petition filed by its parent.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 issued under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2003

CONSECO EQUITY SALES, INC.

Balance Sheet
December 31, 2002

Assets:	
Cash and cash equivalents	$ 2,810,169
Deferred commissions	2,646,480
Commissions receivable	189,332
Fees receivable from Conseco Fund Group	603,090
Total assets	$ 6,249,071
Liabilities:	
Accounts payable to affiliates	$ 46,464
Commissions payable	251,498
Total liabilities	297,962
Stockholder's equity:	
Common stock, par value of $1 per share; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid-in capital	17,288,265
Accumulated deficit	(11,347,156)
Total stockholder's equity	5,951,109
Total liabilities and stockholder's equity	$ 6,249,071

The accompanying notes are an integral part of the financial statements.

CONSECO EQUITY SALES, INC.

Statement of Operations
for the year ended December 31, 2002

Revenues:	
Commissions	$ 2,448,993
Fee income	4,978,969
Interest income	21,773
Total revenues	7,449,735
Expenses:	
Commissions	9,690,229
Marketing expenses	2,636,840
Other	39,758
Total expenses	12,366,827
Loss before income tax expense	(4,917,092)
State income tax expense	77,943
Net loss	$(4,995,035)

The accompanying notes are an integral part of the financial statements.

CONSECO EQUITY SALES, INC.

Statement of Changes in Stockholder's Equity
for the year ended December 31, 2002

Common stock:	
Balance, beginning and end of year	$ 10,000
Additional paid-in capital:	
Balance, beginning of year	$ 16,938,265
Capital contributions	350,000
Balance, end of year	$ 17,288,265
Accumulated deficit:	
Balance, beginning of year	$ (6,352,121)
Net loss	(4,995,035)
Balance, end of year	$(11,347,156)
Total stockholder's equity	$ 5,951,109

The accompanying notes are an integral part
of the financial statements.

CONSECO EQUITY SALES, INC.

Statement of Cash Flows
for the year ended December 31, 2002

Cash flows from operating activities:	
Net loss	$(4,995,035)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of deferred commissions	7,775,640
Changes in:	
Deferred commissions	(1,055,829)
Commissions receivable	(61,863)
Fees receivable from Conseco Fund Group	391,535
Accounts receivable from affiliates	31,043
Commissions payable	(144,995)
Accounts payable to affiliates	(260,418)
Net cash provided by operating activities	1,680,078
Cash flows from financing activities:	
Capital contributions	350,000
Net cash provided by financing activities	350,000
Net increase in cash	2,030,078
Cash and cash equivalents at beginning of year	780,091
Cash and cash equivalents at end of year	$ 2,810,169

The accompanying notes are an integral part of the financial statements.

CONSECO EQUITY SALES, INC.
Notes to Financial Statements

1. General and Summary of Significant Accounting Policies:

Conseco Equity Sales, Inc. (the "Company") is a wholly-owned subsidiary of Conseco, Inc. ("Conseco"). Conseco is a financial services holding company with subsidiaries operating throughout the United States.

On December 17, 2002, Conseco, the Company's parent and several of its subsidiaries excluding the Company, filed petitions for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois ("Bankruptcy Court"). The Company's parent has filed a Plan of Reorganization and a Disclosure Statement with the Bankruptcy Court that describes its plan of reorganization. The impact that the reorganization may have on the operations of Conseco and its subsidiaries, including the Company, cannot be accurately predicted or quantified.

The Company is a separate legal entity and is not included in the petition filed by its parent. Therefore, the assets of the Company are not subject to the claims of the creditors of the parent or the parent's subsidiaries that have filed petitions for reorganization. The Company is continuing to operate as in the past. The Company's revenues are principally derived from activities related to the distribution of financial products sponsored by subsidiaries of Conseco that have not filed bankruptcy petitions. However, the reorganization of the Company's parent could have a material effect on the future revenue and operations of the Company and the future recovery of deferred commissions as of December 31, 2002.

Beginning January 1, 1997, the Company began serving as the principal underwriter for the mutual funds of Conseco Fund Group ("CFG"), an open-end management investment company organized by Conseco and registered with the Securities and Exchange Commission under the Investment Company Act of 1940. Shares of each of the funds of CFG (the "Funds") are continuously offered and are sold by brokers, dealers and other financial intermediaries who have selling agreements with the Company. The Company bears the expenses of providing distribution services pursuant to a Principal Underwriting Agreement with CFG, including the payment of expenses related to the distribution of prospectuses for sales purposes, as well as any advertising or sales literature.

Beginning in May 2001, the Company began serving as the principal underwriter for the mutual funds of Conseco Series Trust ("CST"), an open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940. Shares of each of the portfolios of CST (the "Series") are continuously offered as investment choices for affiliated and unaffiliated variable annuity and variable life products. The Company provides distribution and non-distribution related services pursuant to a Principal Underwriting Agreement with CST.

CONSECO EQUITY SALES, INC.
Notes to Financial Statements

Pursuant to agreements with CFG, the Company receives fees from the Funds for distributing the shares and servicing the accounts of shareholders of each such class. The Funds are authorized to pay the Company 0.50 percent annually of the average daily net assets attributable to the Class A shares. The Funds are authorized to pay the Company up to 1.00 percent annually of each Fund's average daily net assets attributable to Class B and Class C shares. The total fees earned by the Company during 2002 for sales activities and services provided to Fund shareholders were $3,848,549. The agreements allow the Company to pay fees to certain brokers, dealers and financial intermediaries for providing shareholder services and for promotional and other sales related costs. The portion of payments by Class A, Class B or Class C shares of a Fund for shareholder servicing may not exceed an annual rate of 0.25 percent of the average daily net asset value of the Fund's shares of that class owned by clients of such broker, dealer or financial intermediary. Fees paid to certain brokers, dealers and financial intermediaries totaled $1,568,102 in 2002.

The Company defers sales commissions associated with selling Class B and Class C shares of the Funds. Such commissions are amortized on a straight line basis over the period (up to a maximum of six years) in which fees from the fund (12b-1 fees) or the shareholders (deferred sales charges) are expected to be received. Such commissions are only deferred to the extent recoverable. Fees received from CFG or CFG's shareholders (including front-end commissions, 12b-1 distribution fees and deferred sales charges) are recognized when earned. During 2002, the Company amortized $7,775,640 of deferred commissions, of which $5,565,766 were written off due to anticipated unrecoverable commissions.

The Company receives a sales charge on the sale of Class A shares of the Funds ranging from zero to 5.75% depending upon the amount purchased by the shareholder and the particular Fund. The Company receives a sales charge on the sale of Class C shares of the Funds of 1.00%. The Company receives a contingent deferred sales charge upon redemptions of Class B and Class C shares. Class B shares have a contingent deferred sales charge for redemptions occurring within six years of their purchase. The contingent deferred sales charge is a percentage of the net asset value of the shares at the date of purchase or the net asset value of the shares at the date of redemption, whichever is less. These charges are 5 percent in year one, 4 percent in year two, 3 percent in year three, 3 percent in year four, 2 percent in year five and 1 percent in year six. Class B shares will automatically convert to a number of Class A shares of equal dollar value eight years after purchase. Class C shares which are held for less than one year are subject to a contingent deferred sales charge upon redemption in an amount equal to 1 percent of the lower of the net asset value of the shares at the date of purchase or the net asset value of the shares at the date of redemption. Class C shares held one year or longer are not subject to this contingent deferred sales charge. The contingent deferred sales charge does not apply to shares acquired due to reinvestment of dividends or capital gains distributions.

CONSECO EQUITY SALES, INC.
Notes to Financial Statements

Pursuant to an agreement with Conseco Capital Management, Inc. ("CCM", a wholly owned subsidiary of Conseco and the investment adviser to the Funds), the Company receives fees for maintenance and personal services provided to the Fund's Class Y shareholders. The Company receives the following percentage of CCM's investment advisory fees related to the assets of the Class Y shareholders (without regard to any waiver or reimbursement of such fees to the Fund by CCM): 20 percent in the first year; 10 percent in the second year; and 5 percent in all other years. The income recorded by the Company pursuant to such agreement was $47,600 in 2002.

Pursuant to agreements with CST, the Company receives fees from the Series for distributing the shares and servicing the accounts of the variable product contract owners. CST is authorized to pay the Company 0.25 percent annually of the average daily net assets attributable to each Series, except the Money Market Portfolio. The total fees earned by the Company during 2002 for sales activities and services provided were $887,652.

The Company is not subject to the special reserve or the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(1).

Cash and cash equivalents include cash and highly liquid investments with original maturities of less than three months.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

2. **Net Capital Requirements:**

Pursuant to the Securities and Exchange Commission net capital rule, Rule 15c3-1(a)(2)(vi), the Company is required to maintain minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2002, net capital was $2,645,336 or $2,620,336 greater than the minimum requirement.

3. **Transactions with Affiliate:**

The Company has no employees. All services have been provided under an agreement with an affiliate of Conseco. Marketing expenses incurred under the agreement totaled $2,636,840 in 2002.

During 2002, Conseco made capital contributions to the Company totaling $350,000.

An agreement with CST allowed the Company to pay fees to Conseco Variable Insurance Company ("Conseco Variable"), an affiliated company prior to its purchase by Inviva, Inc. on October 23, 2002, for providing shareholder services and for promotional and other sales related costs. Fees paid to Conseco Variable totaled $721,669 in 2002.

4. **Income Taxes:**

Pursuant to a tax sharing agreement with Conseco, the Company is included in Conseco's consolidated federal income tax return. Under the agreement, the Company calculates its federal income taxes as if it were a separate filing company. The Company has recorded deferred tax assets totaling $3,971,505 for federal income taxes (primarily related to net operating loss carryforwards) which is fully offset by a valuation allowance as it is more likely than not that the tax asset will not be realized. The Company will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the remaining tax assets will be recognized in the future. The Company paid state income taxes of $354,167 in 2002. The Company's effective income tax rate differs from the applicable federal statutory rate due to the state tax provision and the valuation allowance.

Schedule 1

CONSECO EQUITY SALES, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2002

Net capital:	
Total stockholder's equity from balance sheet	$ 5,951,109
Deduct non-allowable assets:	
Deferred commissions	(2,646,480)
Fees receivable from Conseco Fund Group	(603,090)
Deduct haircut on cash equivalents	(56,203)
Net capital	$ 2,645,336
Aggregate indebtedness	$ 297,962
6-2/3% of aggregate indebtedness	$ 19.864
Excess capital and ratio of aggregate indebtedness to net capital:	
Net capital	$ 2,645,336
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)	25,000
Net capital in excess of required amount	$ 2,620,336
Ratio of aggregate indebtedness to net capital	0.11 to 1

No material differences exist between the audited and unaudited calculation of net capital.

CONSECO EQUITY SALES, INC.

Computation for Determination of
Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934.

CONSECO EQUITY SALES, INC.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under Paragraph k(1).



PricewaterhouseCoopers LLP
300 North Meridian
Suite 1700
Indianapolis IN 46204
Telephone (317) 453-4100

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Conseco Equity Sales, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Conseco Equity Sales, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

PRICEWATERHOUSECOOPERS

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2003